Exscientia Business and Financial Update for the Full Year 2023

OXFORD, U.K. – Exscientia plc (Nasdaq: EXAI)

Recent advancements in the Company’s pipeline, collaborations and operations, as well as financial results for the fourth quarter and full year 2023, are summarised below. Exscientia will host a conference call Thursday, March 21 at 12:30 p.m. GMT / 8:30 a.m. EDT.

“In 2023, we significantly expanded our technological capabilities with the opening of our automation facility, concentrated our internal research on high value oncology targets and steadily progressed multiple new and existing programmes with our large pharma partners,” said Dr. David Hallett, interim Chief Executive Officer and Chief Scientific Officer of Exscientia. “In 2024 we will continue to advance our pipeline programmes through clinical development. This includes GTAEXS617 (‘617), our CDK7 inhibitor currently in a Phase 1/2 clinical trial; LSD1, for which we anticipate initiating a Phase 1 patient study this year; and MALT1, which continues to progress through IND-enabling studies. In addition, we look forward to advancing our partnered programmes through potential milestones, while simultaneously inking new partnerships and expanding our technological capabilities to further cement our leadership in AI-powered drug design and development.”

Key Business Highlights

Pipeline

•Patient enrolment is continuing to progress for the dose escalation phase of ELUCIDATE, the adaptive Phase 1/2 trial studying ‘617, a potential best-in-class CDK7 inhibitor, for the treatment of advanced solid tumours. The Company expects to announce a transition from the dose escalation to dose expansion phase in the second half of 2024
•EXS74539 (‘539), a highly differentiated LSD1 inhibitor, is continuing through IND/CTA enabling studies, and the Company anticipates initiating a Phase 1 clinical trial in cancer patients in 2024. ‘539 was precision designed by Exscientia to optimise the therapeutic window by combining reversible binding, brain penetration and a short half-life
•EXS4318 (‘4318), a PKC-theta inhibitor designed by Exscientia and in-licensed by Bristol Myers Squibb for immunology and inflammation indications, is continuing to advance in a Phase 1 study. Exscientia retains rights to receive milestone payments and potential royalties for ‘4318
•EXS73565 (‘565), the Company’s differentiated MALT1 inhibitor, precision designed with selectivity over UGT1A1, is also advancing through IND/CTA-enabling studies. The Company expects to provide further updates in 1H 2024

Collaborations & Partnerships

•In December 2023, the Company announced the addition of an existing Exscientia programme to its Sanofi collaboration
◦Preliminary data shows these compounds have good potency and selectivity towards the target and differentiated molecular properties
◦The addition of this discovery stage programme, identified and initially advanced by Exscientia, includes financial milestones over and above programmes initiated as part of the collaboration agreement
◦Exscientia received a $4 million in upfront payment in the first quarter of 2024 for this programme. The Company is eligible to receive up to an additional $41 million in preclinical milestone payments, as well as over $300 million in further milestone payments if the programme achieves all milestones under the agreement
◦Exscientia is also eligible to receive tiered royalties on sales of products that may be developed from this programme
•In October 2023, Exscientia also announced the achievement of the first discovery stage milestone from a different programme within the Sanofi collaboration
•Exscientia’s collaboration with Merck KGaA, Darmstadt, Germany, initially announced in September 2023, is ongoing, leveraging Exscientia’s precision design capabilities to design and discover novel small molecule drug candidates across oncology and immunology
•In December 2023, Exscientia announced that it had received a $2.3 million grant from Open Philanthropy to drive research on the host-interferon response as a pathway to treating and preventing pandemic influenza
◦Focus aligns with Exscientia’s ongoing commitment to pandemic preparedness, initiated with support from the Bill & Melinda Gates Foundation in 2021

•DSP-2342, a dual 5-HT2A/5-HT7 antagonist designed by Exscientia for Sumitomo Pharma for the treatment of psychiatric diseases, entered Phase I studies in April 2023
•DSP-2342 is the third compound designed by Exscientia that Sumitomo Pharma has advanced into the clinic

Platform

•Exscientia opened its novel automated discovery laboratory in mid-2023. This facility has the capability to integrate AI design methods with chemical synthesis and biological testing. This integration has the potential to bring significant further efficiencies to the drug design process and enhance the rate of learning of Exscientia’s generative design platform
•Exscientia continues to drive the development of its functional precision medicine platform with new studies and collaborations
◦In January 2024, Exscientia launched EXCYTE-2, a multi-centre observational study to evaluate the precision medicine platform in patients with acute myeloid leukaemia. This study has the potential to support the ongoing development of ‘539, Exscientia’s LSD1 inhibitor
◦In July 2023, Exscientia launched EXCYTE-1, a first-of-its-kind prospective observational study in ovarian cancer. This ongoing trial is the first trial evaluating the potential of Exscientia’s functional precision medicine platform in a solid tumour indication
◦The collaboration with Charité – Universitätsmedizin Berlin, announced in March 2023, evaluating Exscientia’s precision medicine platform as a tool to predict response in haematological cancers is also ongoing. This collaboration highlights the scalability of the primary patient tissue platform as Charité will be able to utilise cloud-based AI to analyse samples imaged onsite
•In the fourth quarter of 2023, Exscientia deployed large language models (LLMs) internally for the use of target hypothesis generation. These LLMs, based on both public and proprietary datasets, have been integrated with the Company’s existing target identification infrastructure with the aim to further enhance the productivity of Exscientia’s discovery platform

Investor Call and Webcast Information

Exscientia will host a conference call on Thursday, March 21 at 12:30 p.m. GMT / 8:30 a.m. EDT.
A webcast of the live call can be accessed by visiting the “Investors and Media” section of the Company’s website at investors.exscientia.ai. Alternatively, the live conference call can be accessed by dialling +1 (888) 596 4144 (U.S.), +44 800 358 0970 (U.K.), +1 (646) 968 2525 (International) and entering the conference ID: 8333895. A replay will be available for 90 days under “Events and Presentations” in the “Investors and Media” section of the Exscientia website.

Fourth Quarter and Full Year 2023 Financial Results

For the convenience of the reader, the Company has translated pound sterling amounts to U.S. dollars at the rate of £1.000 to $1.2743, which was the noon buying rate of the Federal Reserve Bank of New York on December 29, 2023.

Revenue: Revenue for the three and twelve months ended December 31, 2023 was $3.1 million and $25.6 million respectively, compared to $8.7 million and $34.7 million for the three and twelve months ended December 31, 2022. The decrease in revenue quarter on quarter and year on year is primarily the result of multiple new programmes starting with partners in the second half of 2023 with revenue recognition constrained by the early nature of these programmes, as well as pipeline prioritisation activities.

Research and development expenses: R&D expenses for the three and twelve months ended December 31, 2023 were $37.5 million and $163.7 million respectively, as compared to $45.4 million and $164.2 million for the same period ended December 31, 2022. The current quarter over quarter decrease in research and development expenses was primarily due to pipeline prioritisation activities and cost efficiency savings, including achieving faster cycle times and lower outsourcing costs.

General and administrative expenses: G&A expenses for the three and twelve months ended December 31, 2023, were $14.8 million, or 24.7% of total operating expenses, and $57.8 million, or 22.5% of total operating expenses respectively. For the three and twelve months ended December

31, 2022, G&A expenses increased by $4.3 million and $8.8 million compared to the three and twelve months ended December 31, 2022, primarily associated with increased personnel expenses.

Cash inflows: For the full year 2023, Exscientia received $27.4 million in cash inflows from its collaborations as compared to $117.8 million during the full year 2022, when the upfront payment for the Sanofi collaboration was received.

Net operating cash flow and cash balance: For the full year ending December 31, 2023, net operating cash outflows were $149.9 million, in comparison to $77.1 million for the full year 2022. Cash, cash equivalents and short term bank deposits as of December 31, 2023 were $462.6 million, as compared to $644.6 million as of December 31, 2022 using the December 29, 2023 constant currency rate.

Based on our current operating plans, the Company believes that its existing cash, cash equivalents and short-term bank deposits and anticipated milestones will be sufficient to fund its operations and capital expenditure requirements well into 2026.

SELECTED CONSOLIDATED STATEMENT OF OPERATIONS, CONSTANT CURRENCY CONVERSION (unaudited)
($ millions, except per share data, at the rate of £1.000 to $1.2743)

	Three months ended December 31,		Twelve months ended December 31,
	2023	2022	2023	2022
Revenue	3.1	8.7	25.6	34.7
Cost of sales	(7.6)	(12.2)	(34.9)	(42.4)
Research and development expenses	(37.5)	(45.4)	(163.7)	(164.2)
General and administrative expenses	(14.8)	(10.5)	(57.8)	(49.0)
Operating expenses	(59.9)	(68.1)	(256.4)	(255.6)
Foreign exchange gains/(losses)	(4.0)	(8.0)	(2.0)	28.4
Other income	1.4	2.0	8.5	7.3
Operating loss	(59.4)	(65.4)	(224.3)	(185.2)
Finance income/(expense)	5.2	3.7	19.9	6.9
Share of loss on joint ventures	(0.6)	(0.0)	(2.1)	(0.9)
Loss before taxation	(54.8)	(61.7)	(206.5)	(179.2)
Income tax benefit	2.4	11.9	20.5	27.9
Loss for the period	(52.4)	(49.8)	(186.0)	(151.3)
Net loss per share	(0.42)	(0.41)	(1.50)	(1.24)
Weighted average shares outstanding (basic and diluted)	125,243,445	122,912,943	124,197,000	122,119,635

SELECTED CONSOLIDATED BALANCE SHEET, CONSTANT CURRENCY CONVERSION (unaudited)
($ millions, except per share data, at the rate of £1.000 to $1.2743)

	December 31, 2023	December 31, 2022
Cash, cash equivalents & short-term bank deposits	462.6	644.6
Total assets	650.8	827.8
Total equity	453.3	610.2
Total liabilities	197.5	217.6
Total equity and liabilities	650.8	827.8

SELECTED CONSOLIDATED STATEMENT OF CASH FLOWS. CONSTANT CURRENCY CONVERSION (unaudited)
($ millions, except per share data, at the rate of £1.000 to $1.2743)

	Twelve months ended December 31,
	2023	2022
Net cash outflows from operating activities	(149.9)	(77.1)
Net cash flows used in investing activities	(27.4)	(156.3)
Net cash used in financing activities	(4.3)	(5.1)
Net decrease in cash and cash equivalents	(181.6)	(238.5)
Exchange (loss)/gain on cash and cash equivalents	(3.3)	37.7
Net decrease in cash, cash equivalents and short-term bank deposits*	(181.9)	(71.8)

* Includes both increases in short term bank deposits and foreign exchange (losses)/gains on cash and cash equivalents

About Exscientia

Exscientia is an AI-driven precision medicine company committed to discovering, designing, and developing the best possible drugs in the fastest and most effective manner. Exscientia developed the first-ever functional precision oncology platform to successfully guide treatment selection and improve patient outcomes in a prospective interventional clinical study, as well as to progress AI-designed small molecules into the clinical setting. Our internal pipeline is focused on leveraging our precision medicine platform in oncology, while our partnered pipeline broadens our approach to other therapeutic areas. By pioneering a new approach to medicine creation, we believe the best ideas of science can rapidly become the best medicines for patients.
For more information visit us on www.exscientia.ai or follow us on LinkedIn @ex-scientia and X @exscientiaAI.
Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipates,” "believes," “expects,” "intends," "projects," and "future" or similar expressions are intended to identify forward-looking statements. These forward-looking statements include statements with regard to Exscientia’s expectations regarding: the initiation, timing and progress of, and data collected during and reported from, preclinical and clinical trials of the Company’s and its partners’ product candidates and the Company’s precision medicine platform; the performance of Exscientia’s technology and its discovery platform; and the sufficiency of the Company’s existing cash, cash equivalents and short term bank deposits and anticipated milestones to fund its operations into 2026. Such statements are subject to a number of risks, uncertainties and assumptions, including those related to: the initiation, scope and progress of Exscientia’s and its partners’ planned and ongoing preclinical studies and clinical trials and ramifications for the cost thereof; clinical, scientific, regulatory and technical developments; the process of discovering, developing and commercialising product candidates that are safe and effective for use as human therapeutics and the endeavour of building a business around such product candidates; and the Company’s use of its existing cash, cash equivalents and short term bank deposits and achievement of milestones. In light of these risks and uncertainties, and other risks and uncertainties that are described in the Risk Factors section of Exscientia’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, and in other filings that Exscientia makes with the SEC from time to time (which are available at https://www.sec.gov/), the events and circumstances discussed in such forward-looking statements may not occur, and Exscientia’s actual results could differ materially and adversely from those anticipated or implied thereby. Although Exscientia’s forward-looking statements reflect the good faith judgement of its management, these statements are based only on facts and factors currently known by the Company. As a result, you are cautioned not to rely on these forward-looking statements. Exscientia undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Investor Relations:

Sara Sherman / Chinedu Okeke
investors@exscientia.ai

Media:

Oliver Stohlmann
media@exscientia.ai